FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-        N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Allen Runsheng Wang
Name:	Allen Runsheng Wang
Title:	Chief Executive Officer

Date: September 19 , 2007

Exhibit 99.1

For Immediate Release

CHINA SUNERGY SIGNS WAFER SUPPLY AGREEMENT

Nanjing, China – September 17th, 2007 – China Sunergy Co., Ltd. (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today that it has entered into a supply agreement (the “Agreement”) with a leading Taiwan based wafer provider, for a high quality supply of approximately 68 megawatts of monocrystalline 156-millimeter wafers for 2007, 2008 and 2009.

The scheduled shipments are expected to begin in November 2007 and expire in December 2009. The Agreement provides for 8% of the wafer supplies to be shipped in 2007, and 46% to be shipped in 2008 and 2009, respectively. The pricing terms are generally subject to negotiation on a quarterly basis.

Commenting on the Agreement, Allen Wang, CEO of China Sunergy said:

“Since I joined China Sunergy one of my priorities has been to secure a reliable, long-term supply of polysilicon and high-quality wafers to further enhance our product conversion efficiency and competitiveness. By partnering with our new supplier, we are reducing our reliance on the spot market, and I believe that the cost savings involved will ease the current pressure we are seeing on our margins.”

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

China Sunergy	Financial Dynamics
Fischer Chen	Julian Wilson: julian.wilson@fd.com
Email: fischer.chen@chinasunergy.com	Phone: + (86) 10-5811-1902
Peter Schmidt: peter.schmidt@fd.com
Phone: + 1 (212) 850-5654

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the effectiveness, profitability, and the marketability of the company’s products; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; future shortage or availability of the supply of raw materials; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.